SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 or 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated April 4, 2006

(Commission File No. 1-15024)

Novartis AG

(Name of Registrant)

Lichtstrasse 35

4056 Basel

Switzerland

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: ☒	Form 40-F: ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes: ☐	No: ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes: ☐	No: ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes: ☐	No: ☒

Investor Relations	Novartis International AG
CH-4002 Basel
Switzerland

Novartis Corporation
608 Fifth Avenue
New York, NY 10020
USA

- Investor Relations Release -

Novartis and Chiron amend merger agreement, required shareholder approval now virtually assured

•      Rapid conclusion of transaction allows Novartis to quickly advance Chiron vaccine production capabilities in the interest of patients

•      Significant Chiron shareholders support amended merger agreement

•      Agreement avoids potential of value destruction for all Chiron shareholders

•      Chiron special shareholder meeting now set for April 19

Basel, April 3, 2006 – Novartis announced today that an agreement has been reached with the independent directors of Chiron Corporation (NASDAQ: CHIR) to amend the terms of the merger agreement between the two companies originally signed in October 2005 that will allow for rapid closure.

Novartis agreed to the amended terms as rapid closure of the transaction is in the best interest of public health as well as Chiron employees and avoids the potential of value destruction for all Chiron shareholders that would have resulted from a failed transaction.

Completion of the transaction will also enable Novartis to make necessary investments required to quickly complete efforts aimed at fully restoring and increasing Chiron’s production capabilities for seasonal influenza vaccines as well as for vaccines against potential pandemic influenza strains such as the H5N1 virus.

Significant Chiron shareholders representing 17% of Chiron shares have advised Novartis and Chiron of their intention to vote in favor of the transaction, subject to the fiduciary and legal obligations applicable to them. In addition, the transaction is now conditioned on the approval of a majority of all the outstanding Chiron shares, including the 44% held by Novartis.

Reflecting this, Chiron shareholders will now receive USD 48.00 in cash for each outstanding share of Chiron common stock, a premium of 32% to the unaffected price of USD 36.44 (the price before Novartis announced its initial takeover offer).

To give Chiron shareholders a full opportunity to review the supplemental proxy materials, the special meeting of Chiron shareholders to vote on the merger will be adjourned to April 19 from the current date of April 12. Chiron will distribute supplemental proxy materials to shareholders of record as of March 3, 2006.

This communication is for information purposes only. It shall not constitute an offer to purchase, sell or exchange, or the solicitation of an offer to purchase, sell or exchange any securities of Novartis or Chiron. The distribution of this news release may, in some countries, be restricted by law or regulation. Accordingly, persons who come into possession of this document should inform themselves of and observe these restrictions.

This document contains “forward-looking statements” within the meaning of the US Private Securities Litigation Reform Act. Forward-looking statements are statements that are generally identified by the use of forward-looking terminology such as “will” or “expected” or similar expressions, or by express or implied discussions regarding strategies, plans and expectations. These statements include, but are not limited to, financial projections and estimates and their underlying assumptions, statements regarding the benefits of the business transactions described herein, including future financial and operating results. Such statements reflect the current plans, expectations, objectives, intentions or views of management with respect to future events, are based on the current beliefs and expectations of management, and are subject to significant risks, uncertainties and assumptions. Management’s expectations could be affected by, among other things, competition in general, the general economic environment and other risks such as, but not limited to, those referred to in Novartis AG’s Form 20-F on file with the U.S. Securities and Exchange Commission. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may differ materially from those set forth or implied by the forward-looking statements.

The following factors, among others, could cause actual results to differ materially from those set forth in the forward-looking statements: the risk that the businesses will not be integrated successfully; the risk that the cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; social and political conditions such as war, political unrest and terrorism or natural disasters; general economic conditions and normal business uncertainty and competition and their effect on pricing, spending, third-party relationships and revenues. These forward-looking statements speak only as of the date of this press release and no undertaking has been made to update or revise them if there are changes in expectations or in any events, conditions or circumstances on which any such forward-looking statement is based.

About Novartis

Novartis AG (NYSE: NVS) is a world leader in offering medicines to protect health, treat disease and improve well-being. Our goal is to discover, develop and successfully market innovative products to treat patients, ease suffering and enhance the quality of life. Novartis is the only company with leadership positions in both patented and generic pharmaceuticals. We are strengthening our medicine-based portfolio, which is focused on strategic growth platforms in innovation-driven pharmaceuticals, high-quality and low-cost generics and leading self-medication OTC brands. In 2005, the Group’s businesses achieved net sales of USD 32.2 billion and net income of USD 6.1 billion. Approximately USD 4.8 billion was invested in R&D. Headquartered in Basel, Switzerland, Novartis Group companies employ approximately 91,000 people and operate in over 140 countries around the world. For more information, please visit http://www.novartis.com.

# # #

Novartis Global Investor Relations

Karen J. Huebscher, Ph.D. +41 61 324 84 33

International office		North American office

Katharina Ambühl	+41 61 324 53 16	Ronen Tamir	+1 212 830 24 33

Nafida Bendali	+41 61 324 35 14	Jill Pozarek	+1 212 830 24 45

Richard Jarvis	+41 61 324 43 53

Silke Zentner	+41 61 324 86 12

e-mail: investor.relations@novartis.com		e-mail: investor.relations@novartis.com

Fax: +41 61 324 84 44		Fax: +1 212 830 24 05
www.novartis.com		www.novartis.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Novartis AG

Date: April 4, 2006	By:	/s/ MALCOLM B. CHEETHAM

	Name:	Malcolm B. Cheetham
	Title:	Head Group Financial
Reporting and Accounting